EXHIBIT 99.1

Osisko Development Secures US$50 Million Funding to Commence Underground Development at Cariboo Gold Project

MONTREAL, March 04, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the Company has entered into a credit agreement with National Bank of Canada (the "Lender") providing for a US$50 million delayed draw term loan (the "Credit Facility"), through its wholly-owned subsidiary, Barkerville Gold Mines Ltd. ("Barkerville").

The Credit Facility will be exclusively used to fund ongoing detailed engineering and pre-construction activities at the Company's 100%-owned Cariboo Gold Project ("Cariboo" or the "Project") located in central British Columbia ("BC"), Canada. This includes the commencement of an underground development drift from the existing Cow Portal into the Project’s mineral deposit at Lowhee Zone and extraction of 10,000 tonnes of material under an existing permit from the Province of BC.

Sean Roosen, Chairman and CEO, commented, "We are very pleased to secure funding that will enable us to commence the development of a 1.2 kilometer underground drift at Cariboo and advance important design and engineering work ahead of the anticipated receipt of permits in Q2 2024. Completing this work is a significant step in further de-risking the Project ahead of a construction decision by accessing the orebody and demonstrating the performance of the roadheader and ore sorter technologies, while we continue to progress toward sourcing a fully-funded solution for the Project. Importantly, this facility is non-dilutive with no early repayment penalties, and provides us with financial flexibility to refinance the facility prior to maturity. We appreciate National Bank's strong support towards our vision of building Canada's next gold mining district at Cariboo. Although the facility does not extend to our Tintic Project, it provides for more efficient capital allocation of our existing cash resources as we advance our ongoing porphyry drilling efforts and exploration of epithermal gold targets at Tintic."

KEY TERMS OF THE CREDIT FACILITY

  Credit Limit: US$50 million.
  Term & Maturity Date: 12 months from the closing date, being March 1, 2025, which may be extended, at the Lender's sole and absolute discretion, to August 1, 2025, upon written request by the Company at any time between December 1, 2024, and February 1, 2025 (the "Maturity Date").
  Repayment: The full outstanding credit under the Credit Facility, and all accrued and unpaid interest thereon, shall be repaid on the Maturity Date.
  Interest rate: The draws made under the Credit Facility can be by way of a base rate loan or a term benchmark loan, on which differing interest rate will apply. Interest will be payable on the outstanding principal amount at a rate per annum equal to the following, provided that each such rate shall be increased by 0.50% per annum each 90 days following March 1, 2024:
    For a Base Rate Loan: the greater of (i) the federal funds effective rate plus 0.50% and (ii) the National Bank variable rate of interest for United States dollar loans in Canada, plus (iii) 4.00% per annum.
    For a Term Benchmark Loan: (i) the Secured Overnight Financing Rate ("SOFR"); plus (ii) an additional 0.10% / 0.15% / 0.25% per annum for one / three / six month draws, respectively, plus (iii) 5.00% per annum.
  Voluntary Prepayments: Subject to the terms and conditions of the credit agreement, the Company may prepay the outstanding loans under the Credit Facility at any time, subject to a minimum prepayment amount of US$1 million.
  Mandatory Prepayments: Mandatory prepayments are required in certain events, including in the case of asset dispositions, debt incurrence and equity raises, for which 100% of the net cash proceeds must be prepaid and a change of control, for which all of the obligations under the Credit Facility must be prepaid.
  Security: The obligations under Credit Facility are guaranteed by the Company and secured by a first-ranking security interest against all of the present and future assets and property of Barkerville and the shares of Barkerville as held by the Company.
  Representations, Warranties and Covenants: The credit agreement contains terms and conditions with respect to the Credit Facility customary for a transaction of this nature, including representations, warranties, borrower covenants, permitted liens and indebtedness, assignment rights and events of default. Specifically, the Company covenants to maintain its tangible net worth (being shareholders' equity less goodwill and intangible assets) to be at least C$500 million as calculated as at the last day of each fiscal quarter and the Company and Barkerville, on a consolidated basis, shall maintain liquidity (being all unrestricted cash plus available credit under the Credit Facility) of at least C$25 million as of the last day of each fiscal quarter.
  Fees: In connection with the Credit Facility and National Bank’s services, the Company agreed to pay the following fees to National Bank: (a) an upfront fee of 2.00% per annum on the principal amount, which has been paid in full; (b) a ticking fee equal to 1.00% of the committed principal amount of the Credit Facility, calculated on annualized basis, accruing daily commencing 30 days from the December 20, 2023 until January 31, 2024, which amount has been paid in full by the Company; and (c) duration fees of: (i) 0.75% of the committed principal amount, payable as of May 30, 2024 if the Credit Facility remains outstanding on such date; (ii) 1.00% of committed principal amount, payable as of August 28, 2024 if the Credit Facility remains outstanding on such date; and (iii) 1.25% of committed amount, payable as of November 26, 2024 if the Credit Facility remains outstanding on such date.

The summary of the key terms of the Credit Facility above is qualified in its entirety by the full text of the Credit Agreement, a copy of which will be available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to advancement and development of the Cariboo Gold Project, the use of proceeds of the funds drawn down from the Credit Facility, the impact of the Credit Facility on the Company and its financial position and allocation, the contemplated work plan and activities at the Cariboo Gold Project and the scope thereof and associated costs thereto, the ability of the Company to receive permits in the timing contemplated (if at all), the ability of the Company to build the next gold mining district at Cariboo, the ability to reach a construction decision in respect of the Cariboo Gold Project and the timing thereof (if at all), the impact and performance of roadheader and ore sorter technologies and the ability of the Company to fulfill the conditions for drawdowns under the Credit Facility. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including risks associated with fulfilling the conditions to a drawdown under the Credit Facility; the ability of the Company to comply with covenants under the Credit Facility; risks related to exploration and potential development of the Cariboo Gold Project; the accuracy of the estimated costs for the development activities at the Cariboo Gold Project and risks relating to cost overruns; risks relating to performance of technologies deployed at the Cariboo Gold Project; the ability to seek additional funding for the Cariboo Gold Project and the Tintic Project; business and economic conditions in the mining industry generally; fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; the issuance of required permits within the timeframe contemplated; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; and other risk factors facing the Company as disclosed in the Company's most recent annual information form, financial statement and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and SEC's EDGAR website (www.sec.gov) under the Company's issuer profile.

Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.